ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 23, 2007

Return Optimization Securities

Offering Potential Enhanced Returns in a Moderate-Return Environment

UBS AG $•   Securities linked to the S&P 500® Index due on or about May 14, 2009

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the S&P 500® Index (the “Index”). ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the Index Return (as defined below) is positive, at maturity you will receive your principal plus 2 times the Index Return, up to the Maximum Gain (as defined below), providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal reduced by that negative Index Return. Investing in a ROS is subject to significant risks, including potential loss of principal, a maximum appreciation at maturity and the credit risk of UBS.

Features
☐	Potential to enhance returns in a moderate-return environment
☐	2x leverage up to the Maximum Gain on the ROS while maintaining 1-to-1 downside exposure at maturity

Key Dates

Trade Date	November 7, 2007
Settlement Date	November 15, 2007
Final Valuation Date*	May 7, 2009
Maturity Date*	May 14, 2009
*	The Securities are expected to price on or about November 7, 2007 and settle on or about November 15, 2007. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.

Security Offering

The Securities are linked to the S&P 500® Index with a specified Maximum Gain, which is listed below along with the corresponding maximum payment at maturity.

Securities	Index Symbol(1)	Maximum Gain(2)	Maximum Payment at Maturity per $1,000 Security	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	27.40% to 29.40%	$1274.00 to $1294.00	90261JBC6	US90261JBC62
(1)	Bloomberg, L.P.
(2)	Actual Maximum Gain will be set on the Trade Date.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-9 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative Index Return will result in a payment at maturity of less than $1,000 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	100%	0%	100%
Total

UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the ROS, which we refer to as the “ROS product supplement”, and an Index supplement for various securities we may offer, including the ROS, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated September 11, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000123/v087400_69031-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated September 11, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the Index
♦	You are willing to forego dividends paid on the stocks included in the Index
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity
♦	You are willing to invest in the ROS based on the indicated Maximum Gain, which will be determined on the Trade Date.

The Securities may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the indicative Maximum Gain at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You prefer to receive the dividends paid on any stocks included in the Index
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market

Terms of ROS

Issuer	UBS AG, Jersey Branch
Issue Price	$1,000 per ROS
Term*	18 months
Multiplier	2
Payment at Maturity (per ROS)	If the Index Return is equal to or greater than the Maximum Gain, you will receive:
$1,000 + ($1,000 × Maximum Gain)
If the Index Return is positive but less than the Maximum Gain, you will receive:
$1,000 + ($1,000 × 2 × Index Return), subject to the Maximum Gain
If the Index Return is zero or negative, you will receive:
$1,000 + ($1,000 × Index Return)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level - Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Maximum Gain	27.40% to 29.40% (to be set on the Trade Date)
*	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.

Determining Payment at Maturity per $1,000 Security

You will receive your principal reduced by the Index Return, calculated as follows:

$1,000 + ($1,000 × Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the Index. The terms of the ROS generally will require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to their maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss generally should be long-term capital gain or loss if you held your ROS for more than one year. See additional information under “Supplemental U.S. Tax Considerations” beginning on page PS-24 of the ROS product supplement.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% (or a fraction thereof) decline in the Index, you will lose 1% (or a fraction thereof) of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.
♦	Credit of issuer — An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	No interest or dividends — You will not receive any interest or dividend payments.
♦	ROS not the same as the Index — Owning the ROS is not the same as owning the stocks comprising the Index or a security directly linked to the performance of the Index.
♦	Limited liquidity — The ROS will not be listed and there will not be an active secondary trading market.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks comprising the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than $1,000 per ROS on the issue date since the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the stocks comprising the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of UBS, will determine the Index Return and payment at maturity based on the closing level of the Index on the Final Valuation Date. The calculation agent can postpone the determination of the Index Return or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS.

ROS Linked to S&P 500® Index, Maximum Gain of 27.40% to 29.40% (to be set on the Trade Date)

The Standard and Poor’s 500® Index (the “Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Index, with the number of companies included in each group as of October 22, 2007 indicated below: Consumer Discretionary (89); Consumer Staples (39); Energy (34); Financials (92); Health Care (53); Industrials (54); Information Technology (72); Materials (28); Telecommunications Services (9); and Utilities (30).

The graphs below illustrate the performance of the S&P Index from 7/31/97 to 10/22/07. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Index closing level on October 22, 2007 was 1506.33.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 28.40% Maximum Gain and a range of Index performance from +50% to –50%. The actual Maximum Gain for the offering will be set on the Trade Date.

Example 1 — On the Final Valuation Date, the Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and the payment at maturity per $1,000 ROS will be calculated as follows: $1,000 + ($1,000 × 2 × 3%) = $1,000 + $60 = $1060.00 per ROS.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 2× the Index Return of 20% is more than the Maximum Gain of 28.40%, you will receive the Maximum Gain of 28.40%, or $1284.00 per ROS.

Example 3 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is –20% on the Final Valuation Date, your investment will be fully exposed to the decline of the Index and your payment at maturity will be calculated as follows: $1,000 + ($1,000 × –20%) = $1,000 – $200 = $800.00 per ROS.

The information on the Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index” beginning on page IS-9 of the Index supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	392,756	321,452
Total Debt	392,756	321,452
Minority Interest(2)	6,139	5,024
Shareholders’ Equity	51,259	41,953
Total capitalization	450,154	368,429
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.81845.

Supplemental Plan of Distribution

We expect to deliver the ROS against payment for the ROS on or about the fifth business day following the date of the pricing of the ROS. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade ROS on the date of pricing or the next succeeding business day will be required, by virtue of the fact that we expect the ROS initially to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

➢	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
➢	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Solutions may be structured to provide no principal protection, partial protection or contingent protection.
➢	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Solutions may be structured to provide no principal protection, partial protection or contingent protection.
➢	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.